Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

February 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief Tom Jones, Legal Staff Attorney Brian Cascio, Accounting Branch Chief Julie Sherman, Accounting Staff Attorney

Re:	Aquantia Corp. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 14, 2016 CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 2, 2016 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1, confidentially submitted on November 14, 2016 (the “Third Amended DRS”).

The Company is concurrently confidentially submitting Amendment No. 4 to the Draft Registration Statement (the “Fourth Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Fourth Amended DRS marked to show all changes from the Third Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Fourth Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Fourth Amended DRS.

Revenue, page 59

1.	Please quantify the impact of price and volume changes separately. Also ensure that your disclosure here is reconcilable to your disclosure on pages 18 and 54 regarding decreasing prices over time.

To address the Staff’s comment, the Company has revised the disclosure on pages 18, 54 and 59 of the Fourth Amended DRS. In particular, the Company has revised its discussion of ASPs on page 59 to better clarify that, while the Company expects that ASPs in a product’s life cycle generally will decline over the longer term, in the shorter term it expects that there may be fluctuations in such ASPs due to price renegotiations depending on volume and other factors.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

February 28, 2017

Page Two

2.	Please tell us the portion of your revenue during the most recently reported period attributable to the product that you mention on page 54 as reaching the end of its life cycle this year.

The Company has revised its disclosure on page 54 of the Fourth Amended DRS to indicate that the expected transition from Twinville to Sageville and Coppervale is uncertain, as it depends on customer adoption and end-customer demand. The Company cannot anticipate when the Twinville product will reach the end of its life cycle.

Comparison of the Years Ended December 31, 2014 and 2015, page 61

3.	Please provide us your analysis supporting your conclusion that your previously disclosed price decrease is immaterial.

The Company respectfully advises the Staff that the impact of the higher unit sales accounted for 103% of the change in revenue for the year ended December 31, 2015 and the price decrease accounted for 3% of the change. Therefore, the Company has concluded that the price decrease was immaterial. The Company has revised its disclosure on page 61 of the Fourth Amended DRS to clarify the change in revenue due to volume and price.

Agreements with GLOBALFOUNDRIES U.S. Inc., page 123

4.	Please provide us your analysis supporting your conclusion in your response to prior comment 3 that the license agreement is immaterial in significance given your added disclosure on page 85 about the license and the amount of fees mentioned in the second paragraph of this section.

Item 601(b)(10) of Regulation S-K provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance [emphasis added]: (A) Any contract to which … security holders named in the registration statement or report….” The Company respectfully advises the Staff that the agreement in question is an ordinary course of business activity for semiconductor and other technology companies, which was entered into with a security holder named in the Fourth Amended DRS. The Company also acknowledges that amounts to be paid by it to the counterparty under the agreement may be material to the Company in any given financial reporting period. However, the Company believes that the agreement is immaterial in significance to the Company since the intellectual property licensed by the Company under the agreement that is incorporated into the Company’s products could be replaced by intellectual property otherwise available and reasonably obtainable from third parties or the Company’s products could be modified to incorporate intellectual property licensed from third parties or developed internally. Therefore, Item 601(b)(10) of Regulation S-K would not require the agreement to be filed as an exhibit to the Fourth Amended DRS.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

February 28, 2017

Page Three

Principal Stockholders, page 126

5.	Please tell us how the entities mentioned in your response to prior comment 4 exercise voting and dispositive powers with respect to your securities, including the identities of the natural person or persons involved in exercising those powers.

The Company respectfully advises the Staff that the disclosure in footnote (4) on page 128 of the Fourth Amended DRS has been revised to identify the natural person who serves as the chairman of the board of Mubadala Development Company, which is the ultimate beneficial owner of the shares of the Company’s common stock owned of record by GLOBALFOUNDRIES U.S. Inc.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Faraj Aalaei, Aquantia Corp. Mark Voll, Aquantia Corp. Babak Yaghmaie, Cooley LLP Robert Phillips, Cooley LLP Alison Haggerty, Cooley LLP

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com